Filed Pursuant to Rule 433
Registration Statement No. 333-180289

Emerging Markets New ways to access the world’s emerging economies

Why are countries that were until recently associated with cheap hands now becoming leaders in innovation? The most obvious reason is that the local companies are dreaming bigger dreams…Emerging-market champions have not only proved highly competitive in their own backyards, they are also going global themselves. The Economist, April 15, 2010

The new engine of global growth Home to over 80% of the world’s population, emerging market countries are undergoing rapid economic growth and industrialization. Together, these emerging markets represent approximately one-third of world trade and account for 90% of global growth in 2009.* More than 20 countries worldwide are officially considered emerging markets, including the BRIC countries (Brazil, Russia, India and China) and others in Southeast Asia, Eastern Europe, Latin America and Africa. Emerging Markets Growth in the first half of the 21st century is likely to be driven by the inexorable rise of new growth poles in the emerging economies of the world; countries such as China and India, and other emerging economic powerhouses. Prospects for Development The World Bank March 2010 *Sources: International Monetary Fund and World Bank Report 2010

Why invest in emerging markets? Growth, innovation and diversificationThe emerging world, long a source of cheap labour, Innovation leaders now rivals the rich countries for business innovation. Emerging market companies have moved far beyond simply emulating the innovative practices or products of The Economist their counterparts in more established economies. They April 15, 2010 are now innovation leaders in their own right. Strong growth The United Nations World Investment Report calculates Emerging markets have enjoyed strong growth. A that there are now around 21,500 multinational $10,000 investment in 1990 in the broad basket of stocks companies based in the emerging world. Furthermore, represented by the MSCI Emerging Markets Total Return many Fortune 500 companies are recognizing the Index would have grown to $66,268 by 2010.* technical expertise in these countries and have established close to 100 research facilities in China and The emerging world’s share of global gross domestic more than 60 in India.1 product increased from 36% in 1980 to 45% in 2008. And according to the International Monetary Fund, this Diversification share is forecast to grow to 51% by 2014. Incorporating emerging markets into your investment portfolio is a strategy for diversification and long-term Growth of $10,000ov er 20 years growth, enabling you to tap into companies and market $80,000 sectors that are not represented in more established $66,268 70,000 60,000 economies. 50,000 40,000 $29,382 30,000 The recent financial crisis is a case in point. Although no 20,000 economy emerged unscathed, many emerging economies 10,000 0 bounced back quickly, in large part because they were less Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 exposed to some of the worst aspects of the crisis. MSCI World Total Return Index MSCI Emerging Markets Total Return Index Emerging market equities are also an increasingly important asset class as developing economies play an ever more Source: Bloombe rg central role in the global economy. The emerging market equities universe is now worth $2.4 trillion or around 12% of the MSCI Global Index.2 It simply makes sense to include these equities in a diversified investment portfolio. *Past performance is no guarantee of future results 1The Economist: A special report on innovation in emerging markets, April 15, 2010 2Factset, MSCI as at December 2009

Solid leadership from BRIC countries

Brazil, Russia, India and China – setting the pace in emerging markets, poised to lead the world



In the first decade of the century, the BRICs contributed over 35% of world GDP growth and their growth is expected to become even more pronounced in the next 10 years. By 2020, the BRICs could contribute nearly 50% of global GDP growth and could, in aggregate, be larger than the US economy.[1]

The BRIC countries represent more than 40% of the world's population, and their 2.8 billion consumers and growing middle classes are spurring massive economic growth. BRIC countries are investing trillions of dollars in infrastructure development and creating investment opportunities.

	BRIC at a glance
 Brazil	■ Self-sufficient in oil; large offshore discoveries in 2007 are likely to make it a big oil exporter ■ World's largest exporter of commercial jets ■ World's fourth-largest steel exporter ■ World's eighth-largest economy ■ 2010 GDP Growth estimate: 7.5%
 Russia	■ World's largest exporter of natural gas ■ World's second-largest exporter of oil ■ World's third-largest exporter of steel and aluminum ■ World's seventh-largest economy ■ 2010 GDP Growth estimate: 3.8%
 India	■ Strong, well-capitalized banks ■ Low-cost and highly educated English-speaking labor force ■ Global leader in IT and business-process outsourcing ■ World's fifth-largest economy ■ 2010 GDP Growth estimate: 8.3%
 China	■ Economy has grown more than tenfold since 1978 ■ Second largest exporter in the world ■ Largest labor force in the world ■ World's second-largest economy ■ 2010 GDP Growth estimate: 10.1%

Sources: International Monetary Fund, World Bank, CIA World Factbook. GDP Data from 2010, all other Data from 2009. Economic size is measured in purchasing power parity terms, which takes differences in exchange rates into account when quantifying GDP.

[1]Goldman Sachs, 2010 (in ppp terms)

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HSBC Market-Linked Investments Access the promise and potential of emerging economies in ways that suit you. Because market-linked investments offer such choice across the risk-return continuum, they are an appealing way for investors to get exposure to international and emerging markets. Investors who may otherwise be anxious about investing in new markets may use a conservative approach like a Market-Linked CD that provides return of principal at maturity to gain diversifying exposure to markets like Brazil, Russia, India, or China. Other investors who are more comfortable with downside risk may opt for a partially protected investment which provides a degree of downside protection and greater participation in the potential upside of these markets, subject to the credit risk of the issuer. Market-Linked Notes and CDs can be tied to a wide range of underlying assets (such as equities or currencies) to help investors achieve international diversification and the right amount of risk for their particular tolerance.

Investing in emerging markets with your risk profile in mind

Below, we highlight just three types of investments to illustrate how investors can gain exposure to the potential of emerging economies in principal and partially principal protected ways.*

	Market-Linked CDs	Partially Principal Protected Notes	Buffered Accelerated Return Notes
Description	Unlike a traditional CD that pays a fixed rate, a Market-Linked CD's return is based on the performance of a linked asset. It provides for full principal protection when held to maturity and is eligible for FDIC insurance.	Though they don't offer 100% principal protection, these notes do provide for significant downside protection (often 90-95% protection) as well as upside participation.	Buffered Notes offset declines in the value of the linked asset by the amount of the specified "buffer" and provide some measure of accelerated participation in any appreciation of the linked asset, up to a maximum return cap.
Typical Features	■ 4-6 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 100% principal protected when held to maturity ■ FDIC insured, subject to statutory limits; subject to issuer credit risk for amounts in excess of FDIC insurance coverage	■ 3-5 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 90% - 95% principal protected at maturity, subject to issuer credit risk (investor is exposed to the first 10% decline in the underlying but is protected on losses below that)	■ 1-2 year term ■ Linked to the performance of equity indices, ETFs, baskets of stocks, or currencies ■ 2x leveraged upside exposure to any potential gains in the linked asset, subject to a maximum return ■ Protection on the first 10% decline in the linked asset
Example	A 6 year Market-Linked CD linked to the performance of Hong Kong's Hang Seng stock index. At maturity, the CD returns 100% of the original deposit amount plus any appreciation based on the quarterly average level of the index, subject to a minimum total return of 3% (~0.50% p.a.).	A 4 year 90% Principal Protected Note is linked to an equity index that tracks Latin American stocks. At maturity, the Note provides not only for 90% principal protection but also for 100% participation in the index upside, subject to a maximum return of 45%.	A 18-month Buffered Accelerated Return Note linked to iShares® MSCI Brazil Index Fund (Brazilian equity exposure) provides protection on the first 10% decline in the ETF at maturity. It also provides 2x leveraged upside potential, subject to a maximum return of 20%.

*The repayment of principal is subject to the investment being held to maturity and is also subject to the credit risk of the issuer

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Understanding and managing risk The returns on HSBC structured investments are linked to the performance of their underlying securities. Investing in a structured investment is not equivalent to investing directly in the underlying security. Before investing, clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials. An investment in structured investments involves risks. These risks can include but are not limited to: fluctuations in the price, level or yield of underlying securities, interest rates, currency values and credit quality, substantial or complete loss of principal, limits on participation in appreciation of the underlying instrument, limited liquidity, HSBC credit risk and conflicts of interest.

FDIC Insurance: A Market-Linked CD represents a bank deposit obligation and is FDIC insured together with all other deposits you may have with the issuing bank, up to $250,000 per depositor. Any funds deposited with the issuing bank (including other CDs issued by such bank) in excess of these limits will not be eligible for FDIC insurance, so you should consider and inform your Financial Advisor if you have other deposits at the issuing bank. For more detailed information regarding FDIC insurance coverage, you may contact the FDIC Call Center at (877) 275-3342 or refer to the FDIC public website at www.fdic.gov, where you can obtain a copy of the FDIC’s brochure, “Your Insured Deposits, FDIC’s Guide to Deposit Insurance Coverage”. The information herein is derived from a variety of sources we believe to be reliable; however, we cannot guarantee its accuracy or completeness, nor shall we be liable for any incidental or consequential losses or damages including but not limited to errors (including errors of transmission), inaccuracies, omissions, changes in market factors or conditions, or any other circumstances beyond our control. The information, analysis and opinions contained herein constitute our present judgement which is subject to change at any time without notice. HSBC has filed a registration statement (including a prospectus) with the SEC. Before you invest, you should carefully read the prospectus in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and the offering of any securities. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in any offering will arrange to send you the relevant offering documents if you request them by calling toll-free 1-866-811-8049. The information contained herein is not, and should not be construed as, investment advice. In no case does any HSBC entity provide financial, legal, tax or accounting advice in connection with the products mentioned herein. Investing in foreign markets may present certain risks not associated with domestic investments, such as currency fluctuation, political and economic liability, and different accounting standards. This may result in greater price volatility. Designed and produced by HSBC Global Publishing Services. 120323_49958 © 2011 HSBC Securities (USA) Inc. All rights reserved.